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Exhibit 99.3

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2002 AND JUNE 30, 2003

(UNAUDITED)

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31, 2002	June 30, 2003
CURRENT ASSETS:
Cash and cash equivalents	$34,661	$113,561
Short-term investments	30,000	30,000
Accounts receivable, net, including related party amounts of $3,569 and $4,284, respectively (Note 8)	44,070	87,213
Inventory	41,386	56,443
VAT receivable	154,061	193,452
Prepaid expenses and other current assets	54,152	85,971

Total current assets	358,330	566,640

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation of $299,216 and $389,910, respectively (Note 4)	1,344,633	1,866,543
LICENSES AND OTHER INTANGIBLE ASSETS, net of accumulated amortization of $222,291 and $301,274, respectively (Note 5)	525,009	808,423
INVESTMENTS IN AND ADVANCES TO AFFILIATES	34,034	51,207
OTHER ASSETS	21,290	7,129

TOTAL ASSETS	$2,283,296	$3,299,942

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

AT DECEMBER 31, 2002 AND JUNE 30, 2003

(UNAUDITED)

(Amounts in thousands of U.S. dollars, except share amounts)

	December 31, 2002	June 30, 2003
CURRENT LIABILITIES:
Accounts payable, including related party amounts of $4,968 and $5,582, respectively (Note 8)	$122,591	$166,659
Subscriber prepayments	110,950	137,297
Accrued expenses and other current liabilities, including related party amounts of $nil and $27,500, respectively (Notes 2, 3 and 8)	102,341	309,607
Current portion of long-term debt and capital lease obligations (Notes 6, 7 and 8)	88,330	200,966

Total current liabilities	424,212	814,529
LONG-TERM LIABILITIES:
Long-term debt (Notes 6 and 8)	358,914	769,067
Capital lease obligations (Notes 7 and 8)	7,241	7,237
Deferred income taxes	105,818	134,147
Deferred revenue and other long-term liabilities	19,694	39,142

Total long-term liabilities	491,667	949,593

TOTAL LIABILITIES	915,879	1,764,122

COMMITMENTS AND CONTINGENCIES (Note 9)
MINORITY INTEREST	65,373	132,524
SHAREHOLDERS' EQUITY:
Common stock (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as of December 31, 2002 and June 30, 2003, 345,244,080 of which are in the form of ADS)	50,558	50,558
Treasury stock (9,966,631 common shares at cost)	(10,206)	(10,206)
Additional paid-in capital	558,102	558,762
Unearned compensation (Note 1)	(212)	(212)
Shareholder receivable (Note 8)	(34,412)	(31,087)
Retained earnings	738,214	835,481

Total shareholders' equity	1,302,044	1,403,296

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,283,296	$3,299,942

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

(UNAUDITED)

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Six months ended June 30,
	2002	2003
NET REVENUES:
Service revenues	$522,386	$992,673
Connection fees	12,228	16,166
Equipment sales	29,288	43,295

	563,902	1,052,134

COST OF SERVICES AND PRODUCTS (including related party amounts of $13,501 and $17,012, respectively):
Interconnection and line rental	55,081	78,908
Roaming expenses	28,713	45,269
Cost of equipment	38,119	73,639

	121,913	197,816

OPERATING EXPENSES (including related party amounts of $5,251 and $5,139, respectively):	91,672	168,944
SALES AND MARKETING EXPENSES (including related party amounts of $3,727 and $10,305, respectively):	64,795	135,564
DEPRECIATION AND AMORTIZATION	90,678	174,774

Net operating income	194,844	375,036

CURRENCY EXCHANGE AND TRANSLATION LOSSES/(GAINS)	690	(1,408)
OTHER EXPENSES (INCOME):
Interest income (including related party amounts of $3,072 and $6,187, respectively):	(5,497)	(8,823)
Interest expense	20,687	42,813
Other expenses	2,721	855

Total other expenses, net	17,911	34,845

Income before provision for income taxes and minority interest	176,243	341,599

PROVISION FOR INCOME TAXES	53,954	96,412
MINORITY INTEREST	14,688	36,445

NET INCOME	$107,601	$208,742

Weighted average number of shares outstanding	1,983,359,507	1,983,359,507
Earnings per share, basic and diluted	$0.054	$0.105

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

(UNAUDITED)

(Amounts in thousands of U.S. dollars)

	Six months ended June 30,
	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$107,601	$208,742
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	14,688	36,445
Depreciation and amortization	90,678	174,774
Amortization of deferred connection fees	(12,228)	(16,166)
Provision for obsolete inventory	1,572	3,278
Provision for doubtful accounts (Note 9)	2,850	22,851
Interest accrued	20,827	42,813
Interest paid	(19,674)	(25,969)
Deferred taxes	(3,375)	(17,064)
Changes in operating assets and liabilities, net of effect from acquisitions:
Increase in accounts receivable	(15,465)	(41,732)
Increase in inventory	(4,434)	(4,255)
Increase in prepaid expenses and other current assets	(57,246)	(31,412)
(Increase)/decrease in trade accounts payable, accrued liabilities and other current liabilities	(18,479)	43,036

Net cash provided by operating activities	107,315	395,341

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisitions of subsidiaries, net of cash acquired	(112,113)	(301,814)
Purchases of property, plant and equipment	(234,144)	(325,843)
Purchases of intangible assets	(7,872)	(57,396)
Net proceeds from sales of short-term investments	85,304	—
Investments in and advances to affiliates	(10,846)	(17,173)

Net cash used in investing activities	(279,671)	(702,226)

	Six months ended June 30,
	2002	2003
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of notes	50,808	400,000
Notes issuance cost	(649)	(3,929)
Capital lease obligation principal paid	(6,400)	(6,982)
Proceeds from loans	23,338	58,144
Loan principal paid	(1,800)	(61,895)

Net cash provided by financing activities	65,297	385,338

Effect of exchange rate changes on cash and cash equivalents	(747)	447

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(107,806)	78,900

CASH AND CASH EQUIVALENTS, at beginning of period	219,629	34,661

CASH AND CASH EQUIVALENTS, at end of period	$111,823	$113,561

SUPPLEMENTAL INFORMATION:
Income tax paid	$65,633	$84,468
Additions to network equipment and software under capital leases	$7,472	$9,045
Dividends declared	$—	$111,412
Financing derivatives (Note 2)	$—	$59,965

See notes to condensed consolidated financial statements.

OJSC MOBILE TELESYSTEMS AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2003

(UNAUDITED)

(Amounts in thousands of U.S. dollars, except share and per share amounts or if otherwise stated)

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Accounting Principles—OJSC Mobile TeleSystems and its subsidiaries ("MTS" or "the Group") maintain their accounting books and records in Russian rubles and Ukrainian hryvnas, based on Russian and Ukrainian accounting regulations. The accompanying condensed consolidated financial statements have been prepared in order to present MTS' financial position and its results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and expressed in terms of U.S. dollars.

        Basis of Presentation—The accompanying condensed consolidated financial statements include the accounts of OJSC Mobile TeleSystems ("MTS OJSC") and its wholly owned and majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

        In the opinion of management, these financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods. Certain information and related footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although the Group believes the disclosures in these financial statements are adequate to make the information presented not misleading. The results of operations for the interim periods shown are not necessarily indicative of the results for any future interim period or for the entire fiscal year.

        These interim condensed consolidated financial statements should be read in conjunction with the consolidated balance sheets of the Group as of December 31, 2001 and 2002 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2002 and the related notes as filed on Form 20-F with the Securities and Exchange Commission.

        As of December 31, 2002 and June 30, 2003, MTS had investments in the following legal entities:

	Accounting Method	December 31, 2002	June 30, 2003
Rosico(1)	Consolidated	100.0%	—
ReCom	Consolidated	53.9%	53.9%
MTS-Komi Republic ("MTS-RK")	Equity	26.0%	26.0%
MTS-Kostroma	Equity	26.0%	26.0%
MTS-Tver ("MTS-T")	Equity	26.0%	26.0%
UDN-900	Consolidated	51.0%	51.0%
ACC	Consolidated	100.0%	100.0%
MSS	Consolidated	83.5%	83.5%
MTS-Nizhny Novgorod ("MTS-NN")	Consolidated	65.0%	65.0%
Telecom XXI	Consolidated	100.0%	100.0%
Telecom-900	Consolidated	100.0%	100.0%
Novitel	Consolidated	51.0%	51.0%
MTS Finance(2)	Consolidated	100.0%	100.0%
BM-Telecom	Consolidated	100.0%	100.0%
MTS Belarus	Equity	49.0%	49.0%
MTS-P	Consolidated	51.0%	51.0%
Kuban GSM	Consolidated	52.7%	52.7%
Dontlecom	Consolidated	100.0%	100.0%
Mobicom-Barnaul	Consolidated	100.0%	100.0%
BIT	Consolidated	100.0%	100.0%
MTS-Capital	Consolidated	—	100.0%
Ukrainian Mobile Communications ("UMC")	Consolidated	—	83.7%
TAIF Telcom(3)	Consolidated	—	52.7%

(1)
On June 9, 2003, the Group's wholly-owned subsidiary, Rosico, merged into MTS OJSC pursuant to a shareholders' resolution approving the transaction.

(2)
Represents beneficial ownership.

(3)
Represents legal ownership. As discussed in Note 2, MTS consolidates 100% of TAIF Telcom.

        Translation methodology—Prior to January 1, 2003, the Russian economy was considered hyperinflationary and MTS was required to follow the remeasurement method prescribed by the Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," for hyperinflationary economies. Following this method, the U.S. dollar has been designated as the functional currency of the Group.

        Effective January 1, 2003, the Russian economy is no longer considered hyperinflationary, however, management of the Group believes that the U.S. dollar is still the appropriate functional currency for MTS OJSC and the majority of its subsidiaries due to the pervasive use of U.S. dollars in their operations.

        Stock-based compensation—MTS accounts for stock options issued to employees, non-employee directors and consultants following the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock Based Compensation—Transition and Disclosure, an amendment to FASB Statement No. 123." These statements allow measuring compensation to employees and non-employee directors based on the intrinsic value of options on the measurement date, calculated as a difference between the fair market value of stock and exercise price at that date. Compensation to consultants is measured based on the fair value of options on the measurement date as determined using a Black-Scholes option-pricing model.

        If MTS had elected to recognize compensation costs based on the fair values of options at the date of the grant, consistent with the provisions of SFAS No. 123, net income and earning per share amounts would have been as follows:

	Six months ended June 30,
	2002	2003
Net income as reported	$107,601	$208,742
Pro forma effect of the application of fair value method of accounting for stock options	(172)	(517)

Pro forma net income	$107,429	$208,225

Earnings per share, basic and diluted
As reported	$0.054	$0.105
Pro forma	$0.054	$0.105

        Comparative information—Certain prior year amounts have been reclassified to conform to the current period presentation.

        Recently Adopted Accounting Pronouncements—In June 2001, FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the asset's useful life. Changes in the liability resulting from the passage of time will be recognized as operating expense. The Group adopted SFAS No. 143 effective January 1, 2003. The adoption SFAS No. 143 did not have a material impact on the Group's financial position or results of operations.

        In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 4, "Reporting Gains and Losses from Extinguishments of Debt," addressed statement of operations classification of gains and losses from extinguishment of debt. SFAS No. 64 amended SFAS No. 4 and is not longer necessary due to the rescission of SFAS No. 4. SFAS No. 145 also amended SFAS No. 13 "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Following the adoption of the requirements of SFAS No. 145 effective January 1, 2003, MTS reclassified a gain on the extinguishment of a credit facility with OJSC AB Inkombank of $2.8 million and the related income tax expense of $0.7 million from extraordinary gain on debt repayment to other income and income tax expense, respectively, in the consolidated statement of operations for the year ended December 31, 2001.

        In June 2002, FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires the recognition of a liability when incurred for costs associated with an exit or disposal activity. The fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Group adopted the provisions of SFAS No. 146 effective January 1, 2003. The adoption of SFAS No. 146 did not have a material impact on the Group's financial position or results of operations.

        In November 2002, FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosures about the guarantor's obligations under certain guarantees that it has issued. The Group adopted the initial recognition and measurement provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material impact on the Group's financial position or results of operations.

        In January 2003, FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulleting No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Under FIN 46, an enterprise is required to consolidate certain entities (so-called "variable interest entities"), if it is the primary beneficiary of the variable interest entity. The primary beneficiaries of a variable interest entity is the party that adsorbs a majority of the entity's expected losses or receives the majority of the entity's residual returns. FIN 46 also requires additional disclosure regarding the use of variable interest entities. The Group adopted the disclosure requirements of FIN 46 effective 2002; consolidation provisions of FIN 46 are effective for interim periods beginning after June 15, 2003. The Group does not anticipate that the adoption of the consolidation provisions of FIN 46 will have a material impact on the Group's financial position or results of operations.

        In November 2002, the Emerging Issues Task Force ("EITF") issued a final consensus on EITF Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on when and how an arrangement involving multiple deliverables should be divided in separate units of accounting. EITF Issue No. 00-21 is effective prospectively for all arrangements entered into during fiscal periods after June 15, 2003, and the Group may elect to apply the provisions of EITF Issue No. 00-21 to existing arrangements and record the impact as a cumulative effect of a change in accounting principle in the statement of operations. The Group is currently assessing the impact of adopting EITF Issue No. 00-21.

        New Accounting Pronouncements—In April 2003, FASB issued SFAS No. 149, "Amendments of FASB Statements No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 clarifies under what circumstances a contract with an initial investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying and certain other existing pronouncements. SFAS No. 149 is effective (with certain exceptions) for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Group does not anticipate that the adoption of SFAS No. 149 will have a material impact on the Group's financial position or results of operations.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 requires issuers to classify as liabilities (or assets in some circumstances) certain classes of freestanding financial instruments that embody obligations for the issuer, including mandatorily redeemable financial instruments, obligations to repurchase the issuer's equity shares by transferring assets and certain obligations to issue a variable number of shares. The Group adopted SFAS No. 150 effective August 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Group's financial position or results of operations.

2.     BUSINESSES ACQUIRED

        Acquisition of UMC—On March 4, 2003, MTS acquired 57.7% of the outstanding voting interest of Ukrainian Mobile Communications ("UMC"), a provider of mobile services in Ukraine, for total consideration of $194.2 million, including the acquisition of 16.3% of the outstanding voting interest from Deutsche Telekom AG, a related party, for $55.0 million. Acquisition costs relating to the transaction of $1.4 million were capitalized. In connection with the acquisition, MTS also assumed debt of UMC with a face value of approximately $65.0 million and a fair value of approximately $62.0 million. The purchase price allocation for the acquisition of UMC was not finalized at the date of these statements. For convenience, MTS began consolidating UMC effective March 1, 2003.

        The preliminary purchase price allocation was as follows:

Current assets	$84,838
Non-current assets	237,445
Licenses and other intangibles	131,400
Current liabilities	(67,160)
Non-current liabilities	(74,969)
Deferred taxes	(15,259)
Minority interest	(100,658)

Purchase price	$195,637

        MTS paid $168.1 million of the purchase price in cash and issued a promissory note for the balance of the purchase price of $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG. The note accrues interest of 9% per annum and is payable within one year.

        MTS also had an option agreement with Ukrtelecom to purchase its remaining 26.0% stake in UMC, exercisable from February 5, 2003 to November 5, 2005, with an exercise price of $87.6 million.

On June 4, 2003, MTS exercised its call option. As a result of the transaction, MTS' ownership in UMC increased from 57.7% to 83.7%.

        In addition, MTS entered into a put and call option agreement with TDC Mobile International A/S ("TDC") for the purchase of its 16.3% stake in UMC. The exercise period of the call option was from May 5, 2003 to November 5, 2004, and the put option was exercisable from August 5, 2003 to November 5, 2004. The call option price was $85.0 million plus interest accrued from November 5, 2002 to the date of the exercise at 11% per annum; the price of the put option was calculated based on reported earnings of UMC prior to the exercise and was subject to a minimum amount of $55.0 million. On June 25, 2003, MTS notified TDC of its intent to exercise its rights under the put and call option agreement. The purchase was completed during July 2003. MTS paid cash consideration of approximately $91.7 million to purchase the remaining 16.3% stake in UMC.

        The UMC license costs are amortized over the remaining contractual terms of the licenses of approximately 9 to 13 years at the date of the acquisition, acquired customer base is amortized over the average remaining subscriber's life of approximately 22 months, other acquired intangible assets, represented mostly by software, are amortized over their respective useful lives of 3 to 10 years.

        In accordance with SFAS No. 141 "Business Combinations," the Group recognized $4.6 million of goodwill relating to workforce-in-place.

        Acquisition of TAIF Telcom—In April 2003 ("the Acquisition Date"), MTS acquired 51.0% of the common shares of TAIF Telcom, a Russian open joint-stock company, for cash consideration of $51.0 million and 50.0% of the preferred shares of TAIF Telcom for cash consideration of $10.0 million. In May 2003, MTS acquired an additional 1.7% of the common shares of TAIF Telcom for cash consideration of $2.3 million. In connection with the acquisitions, MTS also assumed indebtedness of approximately $16.6 million that is collateralized by telecom equipment (see Note 6).

        MTS also entered into call and put option agreements with the existing shareholders of TAIF Telcom to acquire the remaining 49.0% of common shares and 50.0% of preferred shares of TAIF Telcom. The exercise period for the call option on common shares is 48 months from the Acquisition Date and for the put option on common shares is 36 months following an 18 month period after the Acquisition Date. The call and put option agreements for the common shares stipulate a minimum purchase price of $49.0 million plus 8% per annum commencing from the Acquisition Date. The exercise period for the call option on preferred shares is 48 months following a 24 month period after the Acquisition Date and for the put option on preferred shares it is a 24 month period after the Acquisition Date. The call and put option agreements for the preferred shares stipulate a minimum purchase price of $10.0 million plus 8% per annum commencing from the Acquisition Date.

        Pursuant to EITF Issue No. 00-4, "Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary," the Group's call option agreements for the remaining 47.3% of common shares and 50.0% of preferred shares in TAIF Telcom are accounted for as financing derivatives as the risks and rewards of the additional ownership are maintained by the Group for the duration of the derivatives, notwithstanding the legal ownership of the minority interest. The Group consolidated 100.0% of TAIF Telcom from the Acquisition Date and reflected the call option purchase price of $49.0 million for the common shares and $10.0 million for the preferred shares as current portion of long-term debt as management intends to exercise the call options prior to June 30, 2004. The Group also recognized interest expense of approximately $1.0 million related to these options for the six months ended June 30, 2003.

        If all of the options are exercised, MTS' share in TAIF Telcom will increase to 100.0%. TAIF Telcom provides mobile services in the GSM-900/1800 standard in the Republic of Tartarstan and in the Volga region of Russia. The purchase price allocation for the acquisition of UMC was not finalized at the date of these statements.

        The preliminary purchase price allocation was as follows:

Current assets	$3,870
Non-current assets	49,872
License costs	132,761
Current liabilities	(26,099)
Non-current liabilities	(5,550)
Deferred taxes	(32,614)

122,240

Financing derivatives	(59,000)

Purchase price	$63,240

        License costs acquired are amortized over the remaining contractual terms of the licenses of approximately four years and customer base is amortized over the average remaining subscribers life of approximately 41 months.

        Pro forma results of operations—The following pro forma financial data for the six months ended June 30, 2002 and 2003 give effect to the acquisition of UMC and TAIF Telcom as if they had occurred at the beginning of the respective period.

	Six months ended June 30,
	2002	2003
Net revenues	$707,664	$1,117,840
Net operating income	231,394	389,843
Net income	107,709	208,828
Earnings per share, basic and diluted	$0.054	$0.105

        The pro forma information is based on various assumptions and estimates. The pro forma information is not necessarily indicative of the operating results that would have occurred if the Group acquisitions had been consummated as of January 1, 2003, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements or cost synergies or other operating efficiencies that could result from the acquisitions. The actual results of operations of these companies are included in the consolidated financial statements of the Group only from the respective dates of acquisition.

3.     TRANSACTIONS BY MAJOR SHAREHOLDERS

        In March 2003, AFK Sistema ("Sistema") and T-Mobile (together, "the Shareholders") entered into a call option agreement, pursuant to which T-Mobile granted Sistema the option to acquire from it 199,322,614 shares of MTS, representing 10.0% of MTS. On April 26, 2003, Sistema exercised its option with T-Mobile to purchase an additional 6.0% of the outstanding common stock of MTS and purchased T-Mobile's 49.0% interest in Invest-Svyaz-Holding. Concurrently with this transaction, T-Mobile sold 5.0% of its holding in MTS on the open market in the form of Global Depository Receipts ("GDRs") listed on the London Stock Exchange.

        In April 2003, Sistema issued $350.0 million 10.25% notes, due in 2008. These notes are collateralized by 193,473,900 shares of common stock in MTS.

        On June 30, 2003, the Group approved cash dividends of $1.12 per ADS ($0.056 per share) for a total of $111.4 million, which are included in accrued expenses and other current liabilities in the consolidated balance sheet as of June 30, 2003.

4.     PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment as of December 31, 2002 and June 30, 2003 was comprised of the following:

	December 31, 2002	June 30, 2003
Network and base station equipment (including leased network and base station equipment of $49,711 and $62,252, respectively)	$959,465	$1,431,307
Leasehold improvements	4,299	5,090
Office equipment, computers and software (including leased office equipment, computers and software of $1,729 and $1,739, respectively)	68,271	107,481
Buildings	96,420	121,781
Vehicles	7,607	9,604

Property, plant and equipment, at cost	1,136,062	1,675,263
Accumulated depreciation (including accumulated depreciation on leased equipment of $13,420 and $19,394, respectively)	(299,216)	(389,910)

Equipment for installation	313,222	304,731
Construction in-progress	194,565	276,459

Property, plant and equipment, net	$1,344,633	$1,866,543

        Depreciation expense for the six months ended June 30, 2002 and 2003 amounted to $55.1 million and $95.8 million, respectively, including depreciation expense for leased property, plant and equipment of $2.1 million and $3.9 million, respectively.

5.     LICENSES AND OTHER INTANGIBLE ASSETS

        At December 31, 2002 and June 30, 2003, licenses and other intangible assets was comprised of the following:

		December 31, 2002			June 30, 2003
	Useful lives	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Amortized intangible assets
Acquired customer base	22 to 41 months	$7,410	$(955)	$6,455	$83,856	$(7,141)	$76,715
Numbering capacity with finite contractual life, rights to use premises, software and other	3 to 10 years	195,989	(77,934)	118,055	300,331	(106,261)	194,070
Licenses	3 to 13 years	530,321	(143,402)	386,919	705,767	(187,872)	517,895

		733,720	(222,291)	511,429	1,089,954	(301,274)	788,680

Unamortized intangible assets:
Numbering capacity with indefinite contractual life		13,047	—	13,047	13,047	—	13,047
Goodwill		533	—	533	6,696	—	6,696

Total intangible assets		$747,300	$(222,291)	$525,009	$1,109,697	$(301,274)	$808,423

        Amortization expense for amortized intangible assets amounted to $35.6 million and $79.0 million for the six months ended June 30, 2002 and 2003, respectively. Based on the amortized intangible assets existing at June 30, 2003, the estimated amortization expense for the remainder of 2003 is $126.7 million (totaling $205.7 million during 2003), $208.3 million during 2004, $173.3 million during 2005, $131.3 million during 2006 and $95.8 million during 2007. Finalization of the purchase price allocation may result in changes of reported values and/or useful lives of intangible assets, which may result in changes of the actual amortization expense. In addition, actual amortization expense to be reported in future periods could differ from these estimates as a result of new intangible asset acquisitions, changes in useful lives and other relevant factors.

6.     DEBT

        At December 31, 2002 and June 30, 2003, debt comprised of the following:

	Currency	Annual Interest Rate (Actual Rate at June 30, 2003)	December 31, 2002	June 30, 2003	Available Credit Facilities as of June 30, 2003
9.75% Notes due 2008	USD	9.75%	$—	$400,000	$—
10.95% Notes due 2004	USD	10.95%	298,943	299,466	—
Financing derivatives (Note 2)	USD	8%	—	59,965	—
Dresdner	USD	LIBOR+1.95%-3.35% (3.09%-4.49%)	39,280	43,200	4,800
Ericsson	USD	LIBOR+4% (5.14%)	30,150	27,000	—
Ruble denominated debt	RBL	13.4%-23%	30,334	36,891	34,043
ZAO Raiffeisen bank loan	USD	LIBOR+2.85% (3.99%)	—	20,000	—
Deutsche Telekom AG	USD	LIBOR+5%-7% (6.14%-8.14%)	—	15,961	—
TDC Mobile International A/S	USD	LIBOR+5%-7% (6.14%-8.14%)	—	13,676	—
Citibank	USD	LIBOR+3.5% (4.64%)	9,000	10,000	—
MBRD	USD	6%	—	6,200	—
KfW	EUR	LIBOR+0.95%-4% (2.09%-5.14%)	—	5,407
West LB loan	EUR	EUROBOR+2% (4.15%)	4,000	4,659	—
Motorola loan	USD	8.23%	6,181	4,583	—
International Moscow Bank	USD	LIBOR+3.45% (4.59%)	5,000	—	—
Other debt	USD	7%-15%	3,124	8,422	732

Total debt			$426,012	$955,430	$39,575

Less current portion			67,098	186,363	n.a.

Total long-term debt			$358,914	$769,067	n.a.

        Additional Debt Issuances—On January 30, 2003, MTS Finance issued $400.0 million 9.75% notes at par. These notes are guaranteed by MTS OJSC and mature on January 30, 2008. MTS Finance is required to make interest payments on the notes semi-annually in arrears on January 30 and July 30, commencing on July 30, 2003. The notes are listed on the Luxembourg Stock Exchange. Proceeds received from the notes were $400.0 million and related debt issuance costs of $3.9 million were capitalized.

        In May 2003, the Group entered into a $20.0 million loan agreement with ZAO Raiffeisen Bank. This loan bears interest at LIBOR+2.85% (3.99% at June 30, 2003), matures one year from the date of the loan and is collateralized by certain property, plant and equipment.

        In March 2003, MTS' Board of Directors approved the issuance of ruble denominated bonds in an amount up to 5.0 billion rubles (approximately $161.0 million). The Group had not issued any of these bonds as of June 30, 2003.

        Debt Assumed by Acquisition of UMC—The total amount of principal outstanding under UMC's credit facilities as of June 30, 2003 was $35.0 million.

        In February 1996, UMC signed an uncollateralized long-term revolving credit facility agreement with Deutsche Telekom AG, KPN Telecom and TeleDanmark A/S, effective November 1, 1995 through October 31, 2001. This agreement is denominated in U.S. dollars and had borrowing limit of $36.0 million. On January 5, 1997, UMC signed an additional uncollateralized long-term revolving credit facility agreement with Deutsche Telekom AG, KPN Telecom and TeleDanmark A/S, that expired on March 31, 2001. This agreement was denominated in U.S. dollars and increased the maximum borrowing limit to $45.0 million. On November 5, 2002, Deutsche Telekom AG prolonged the maturity of its loans until April 2004. On October 23, 2002, KPN Telecom and TeleDanmark A/S assigned the rights arising from their loan agreements to Telki Holding Company BV (a 100.0% subsidiary of KPN Telecom) and TDC Mobile International A/S, respectively. The amount payable to Telki Holding Company BV matured and was repaid in May 2003. The credit facilities with Deutsche Telekom AG and TDC bear interest at LIBOR + 5% (6.14% at June 30, 2003) and LIBOR + 7% (8.14% at June 30, 2002) and are redeemable in five equal quarterly installments commencing April 2003.

        On December 21, 1998, UMC entered into two loan agreements with KfW, a German bank, for EURO 1.9 million (approximately $2.2 million as of June 30, 2003) and EURO 10.9 million (approximately $12.5 million as of June 30, 2003). These loans bear interest at LIBOR+4% (5.14% at June 30, 2003) and LIBOR+0.95% (2.09% at June 30, 2003) per annum, respectively, and mature on March 31, 2004 and February 28, 2005, respectively.

        Debts assumed by acquisition of TAIF Telcom—The total amount of principal outstanding under TAIF Telcom's credit facilities as of June 30, 2003 was $15.0 million.

        In April 2000, TAIF Telcom issued Russian ruble denominated bonds for 120.0 million rubles (approximately $4.0 million). The outstanding balance as of June 30, 2003 was 120.0 million rubles (approximately $4.0 million). The bonds mature in February 2007. The bonds bear interest at 20% per annum, adjustable for the change in U.S. dollar exchange rate, and is payable on a quarterly basis (21.2% per annum as of June 30, 2003).

        In July 2001, TAIF Telcom entered into a $6.0 million U.S. dollar denominated credit facility with TatSotsBank. The proceeds were used to finance the purchase of telecommunications equipment. The amount outstanding under the loan was $5.7 million as of June 30, 2003. The loan bore interest at 8% per annum. The loan was fully repaid in September 2003.

        In October 2001, TAIF Telcom entered into a Russian ruble denominated credit facility with AKBars Bank to borrow up to 180.0 million rubles (approximately $5.9 million). The amount outstanding under this credit facility as of June 30, 2003 was 39.0 million rubles (approximately $1.2 million). The loan bore interest at 18% to 20%. The loan was fully repaid in September 2003.

        In November 2002, TAIF Telcom entered into a short-term Russian ruble denominated credit facility with Sberbank to borrow up to 45.0 million (approximately $1.5 million). The facility bears interest at 19% to 20% and matures in November 2003. As of June 30, 2003, the amount outstanding under the facility was 45.0 million rubles (approximately $1.5 million). The loan is collateralized by equipment with a net book value of $2.4 million as of June 30, 2003.

        In January 2003, TAIF Telcom entered into a credit facility agreement with Guta Bank to finance the purchase of telecommunications equipment. The maximum amount allowed to be borrowed under the facility is approximately $2.2 million. The loan bears interest at 7% to 15% and matures in February 2007. The amount outstanding under this facility was $1.7 million as of June 30, 2003. The loan is collateralized by equipment with a net book value of $1.4 million as of June 30, 2003.

        See also Note 2 for the description of other indebtedness related to the Group's financing derivatives.

7.     CAPITAL LEASE OBLIGATIONS

        The following table presents a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of June 30, 2003:

Payments due in the 12 months ended June 30,
2004	$18,367
2005	6,906
2006	2,465
Thereafter	273

Total minimum lease payments (undiscounted)	28,011
Less: amount representing interest	(6,171)

Present value of net minimum lease payments	21,840
Less: current portion of lease payable	(14,603)

Non-current portion of lease payable	$7,237

        Future minimum lease payments under capital leases to Invest-Svyaz-Holding, a related party, together with the present value of the net minimum lease payments as of June 30, 2003 are presented in Note 8.

8.     RELATED PARTIES

        Balances with related parties as of December 31, 2002 and June 30, 2003 were comprised of the following:

	December 31, 2002	June 30, 2003
Accounts receivable, related parties:
T-Mobile receivable for roaming	$1,374	$1,515
STROM Telecom prepayment	—	200
MGTS receivable	—	122
Receivables from investee companies	2,195	2,447

Total accounts receivable, related parties	$3,569	$4,284

Accounts payable, related parties:
Telmos for interconnection	$184	$144
MTU-Inform for interconnection	4,154	4,764
MGTS for interconnection	630	674

Total accounts payable, related parties	$4,968	$5,582

        Moscow Bank of Reconstruction and Development ("MBRD")—In 2002 and 2003, MTS maintained certain bank and deposit accounts with MBRD, whose major shareholder is Sistema. As of December 31, 2002, MTS' cash position at MBRD amounted to $38.7 million including $34.0 million in time deposit and $4.7 million in current accounts. As of June 30, 2003, MTS's cash position at MBRD amounted to $109.1 million including $105.6 million in time deposits and $3.5 million in current accounts. The related interest accrued and collected on the deposits for the six months ended June 30, 2002 and 2003 amounted to $3.1 million and $1.6 million, respectively, and was included in the accompanying statements of operations.

        Rosno OJSC ("Rosno")—In 2002 and 2003, MTS arranged medical insurance for its employees and insured its property with Rosno whose significant shareholder is Sistema. Expenses relating to insurance premiums to Rosno for the six months ended June 30, 2002 and 2003 amounted to $4.2 million and $4.8 million, respectively. Management believes that all of the insurance contracts with Rosno have been entered at market terms.

        Maxima Advertising Agency ("Maxima")—In 2002 and 2003, MTS had agreements for advertising services with Maxima. Advertising fees paid to Maxima for the six months ended June 30, 2002 and 2003 were $4.3 million and $13.4 million, respectively. Maxima is a related party of Sistema, the Group's majority shareholder.

        Telmos—In 2002 and 2003, MTS had interconnection arrangements with, and received domestic and international long-distance services from, Telmos, a subsidiary of Sistema. Interconnection and line rental fees paid to Telmos for the six months ended June 30, 2002 and 2003 were approximately $0.9 million and $0.8 million, respectively. Management believes that these arrangements are at market terms.

        Moscow City Telephone Network ("MGTS")—In 2002 and 2003, MTS had a line rental agreement with MGTS and also rented a cable plant from MGTS for installation of optic-fiber cable. MTS also rented buildings for administrative office, sales and marketing offices as well as premises for switching and base station equipment. Amounts paid under these agreements for the six months ended June 30, 2002 and 2003 were approximately $2.6 million and $2.3 million, respectively. Management believes that these transactions were made at market terms. MGTS is related to MTS through its directors who are members of MGTS's board of directors. In addition, Sistema is the majority shareholder of MGTS.

        MTU-Inform—In 2002 and 2003, MTS had interconnection and line rental agreements with MTU-Inform, a subsidiary of Sistema. Amounts paid under these agreements for the six months ended June 30, 2002 and 2003 were approximately $11.4 million and $14.5 million, respectively. Management believes that these agreements are at market terms.

        Comstar—In 2002 and 2003, MTS had interconnection and line rental agreements with Comstar, a subsidiary of Sistema. Amounts paid under these agreements for the six months ended June 30, 2002 and 2003 were approximately $1.5 million and $2.2 million, respectively. Management believes that these agreements are at market terms.

        T-Mobile—In 2002 and 2003, the Group had non-exclusive roaming agreements with T-Mobile, a shareholder of the Group. Payments made by MTS under these roaming agreements were approximately $0.5 million and $0.7 million for the six months ended June 30, 2002 and 2003, respectively.

        As discussed in Note 6, UMC had approximately $16.0 million payable to Deutsche Telekom AG, parent of T-Mobile, under various loan agreements as of June 30, 2003. During the six months ended June 30, 2003, UMC paid $0.9 million in interest to Deutsche Telekom AG. In March 2003, MTS issued a promissory note related to the purchase of UMC for $27.5 million to Cetel B.V., a wholly owned subsidiary of Deutsche Telekom AG.

        Invest-Svyaz-Holding ("ISH")—In 2001 and 2002, MTS entered into agreements with ISH, a shareholder of MTS and a wholly owned subsidiary of Sistema, for leasing of network equipment and a billing system. These leases were recorded as capital leases based on the requirements of SFAS No. 13, "Accounting for Leases." The present value of future lease payments is reflected as a liability in the balance sheet. Amounts due within one year are classified as current liabilities, and the remaining balance as long-term liabilities. The interest rate implicit in these leases varies from 13% to 44%.

        The following table represents a schedule by years of future minimum lease payments under capital leases to ISH together with the present value of the net minimum lease payments as of June 30, 2003:

Payments due in the 12 months ended June 30,
2004	$8,393
2005	5,976
2006	2,383

Total minimum lease payments (undiscounted)	16,752
Less: Amount representing interest	(5,006)

Present value of net minimum lease payments	11,746
Less: current portion of lease payable	(4,568)

Non-current portion of lease payable	$7,178

        In addition to the above lease transactions, the Group guarantees the debt of ISH in the amount of $14.6 million to a third party, which is used by ISH primarily to finance its leases to the Group. For the six months ended June 30, 2003, leases to the Group amount to approximately 99% of revenues of ISH. Principal and interest paid to ISH for the six months ended June 30, 2002 and 2003 were $1.5 million and $0.8 million and $2.0 million and $1.5 million, respectively. Management believes that these transactions are all on market terms.

        STROM Telecom—During 2003, the Group entered into three agreements with STROM Telecom, an affiliate of Sistema. Pursuant to these contracts, the Group purchased a billing system and communications software support system from STROM Telecom for approximately $12.0 million during six months ended June 30, 2003. The total amount of purchases under these contracts is approximately $24.4 million, which the Group believes to be the market price.

        Sistema—In December 1996, Rosico entered into a credit agreement with Ericsson Project Finance AB ("Ericsson") that provided for a five year credit facility with an aggregate principal amount of $60.0 million (the "Ericson Loan"). The loan is repayable in ten equal consecutive quarterly payments of $60.0 commencing in 1999. On July 24, 2001, MTS OJSC, Rosico and Ericsson signed an amendment to the credit agreement rescheduling Rosico's principal payments to nineteen consecutive quarterly installments. The amounts advanced under the agreement bear interest of LIBOR plus 4% (5.14% at June 30, 2003). If Rosico fails to meet its payment obligations, its outstanding advances will bear interest at an additional 6% per annum. The credit agreement contains covenants restricting Rosico's ability to encumber its present and future assets and revenues without the lender's express consent.

        Concurrent with the Group's acquisition of Rosico, Sistema agreed to fund the repayment of the Ericsson Loan and to indemnify Rosico and MTS OJSC for any costs incurred by either Rosico or MTS OJSC in connection with the repayment of the Ericsson Loan. During 2000, Sistema and MTS OJSC agreed on a method that would allow Sistema to fund its obligation in a manner that minimizes the total costs of meeting this obligation (including related tax costs). Under this method, MTS OJSC entered into a long-term, ruble-denominated promissory notes with 0% interest that mature from 2049 to 2052 to repay a portion of the funding from Sistema. The carrying value of these notes is insignificant at December 31, 2002 and June 30, 2003. The Group records interest expense on these notes over the term such that the full amount of the obligation will be reflected as a liability at the date of repayment. Amounts due from Sistema under this indemnification are recorded as shareholder receivable in the accompanying consolidated balance sheets. At December 2002 and June 30, 2003, $30.0 million and $27.0 million, respectively, were outstanding under the Ericsson Loan. Subsequent to the merger of Rosico into MTS OJSC, all obligations under the Ericsson loan were assumed by MTS OJSC.

        See Notes 2, 3 and 6 for other related parties transactions.

9.     COMMITMENTS AND CONTINGENCIES

        Commitments—As of June 30, 2003, MTS had purchase commitments of approximately $261.5 million for purchases of property, plant and equipment.

        Operating lease—The Group entered into lease agreements of space for telecommunication equipment and offices, which expire in various years up to 2052. Rental expenses under these operating leases of $7.5 million and $12.7 million for the six months ended June 30, 2002 and 2003, respectively, are included in operating expenses in the accompanying statements of operations. Future minimum lease payments due under non-cancelable leases at June 30, 2003 were:

Payments due in the 12 months ended June 30
2004	$4,490
2005	3,540
2006	2,578
2007	1,946
2008	1,525
Thereafter	15,626

Total	$29,705

        Operating licenses—When MTS commenced its operations in 1994, licenses generally contained certain provisions for unspecified fees to be paid for utilization of frequencies. Most of MTS current licenses now provide for payments to be made for finance telecommunication infrastructure improvements, which in the aggregate could total approximately $110.2 million at June 30, 2003. However, a decision on the terms and conditions of such payments has not been finalized. Accordingly, MTS has not made any payments to date pursuant to any of current operating licenses. Further, management believes that MTS will not be required to make any such payments. If such payments would be required in the future, management believes that it would be limited to purchasing certain equipment for its own use in the related license area. In relation to these uncertainties, MTS has not recorded a contingent liability in the accompanying financial statements.

        Provision for doubtful accounts—The increase in the provision for doubtful accounts during the six months ended June 30, 2003 was primarily attributable to a $17.4 million provision related to dealer and subscriber fraud. Certain dealers and subscribers together fraudulently exploited billing time lags by placing a sizeable amount of domestic and international long-distance calls using subscriber accounts registered under false names. MTS discovered the fraud in March 2003 and has taken measures to prevent further fraud of this nature.

10.   SEGMENT INFORMATION

        SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker or group in deciding how to allocate resources and in assessing performance. The Group's business is organized based on geographical operations.

        Management of the Group regularly reviews certain operational and statistical information by license area, however currently no discrete financial information is available on this basis, therefore the performance is measured and decisions about resource allocation are made by management based on operating income by legal entities as an aggregate of the license area information.

        As of June 30, 2003, the Group had several operating segments, of which two are the reportable segments—MTS OJSC, which operates primarily in the Moscow license area and also has license footprint covering several other regions, and UMC, which operates in Ukraine. Intercompany eliminations represent transactions between segments, accounts receivable between companies in different segments and investments of MTS OJSC in companies included in other segments.

	Six months ended June 30,
	2002	2003
Revenue:
MTS OJSC(1)	$455,509	$654,324
UMC	—	130,443
Other	123,594	310,556
Intercompany eliminations	(15,201)	(43,189)

Total revenue	$563,902	$1,052,134

Depreciation and amortization:
MTS OJSC	$66,909	$89,491
UMC	—	23,935
Other	23,769	61,926
Intercompany eliminations	—	(578)

Total depreciation and amortization	$90,678	$174,774

Operating income:
MTS OJSC	$165,964	$230,147
UMC	—	46,380
Other	29,701	104,505
Intercompany eliminations	(821)	(5,996)

Total operating income	$194,844	$375,036

Reconciliation of operating income to income before provision for income taxes and minority interest:
Total operating income	$194,844	$375,036
Currency exchange and translation losses (gains)	(690)	1,408
Interest income	5,497	8,823
Interest expense	(20,687)	(42,813)
Other expenses	(2,721)	(855)

Income before provision for income taxes and minority interest	$176,243	$341,599

Net income:
MTS OJSC	$104,056	$150,145
UMC	—	17,826
Other	4,366	47,869
Intercompany eliminations	(821)	(7,098)

Total net income	$107,601	$208,742

	As of December 31, 2002	As of June 30, 2003
Total assets:
MTS OJSC	$1,923,682	$2,564,465
UMC	—	259,105
Other	690,481	720,737
Intercompany eliminations	(330,867)	(244,365)

Total assets	$2,283,296	$3,299,942

(1)
The MTS OJSC segment was previously comprised of MTS OJSC and Rosico. However, as Rosico was merged into MTS OJSC in June 2003, the segment is now referred to as MTS OJSC.

11.   SUBSEQUENT EVENTS

        Issuance of Floating Rate Notes—On August 5, 2003, MTS Finance issued $300.0 million floating rate notes bearing interest at LIBOR + 4% (5.1% on August 5, 2003) with a 1.0% discount. The cash proceeds, net of issuance costs of approximately $1.0 million, amounted to $296.0 million. These notes are guaranteed by MTS OJSC and will mature on August 5, 2004. MTS Finance is required to make interest payments on the notes quarterly in arrears on November 5, 2003, February 5, 2004, May 5, 2004 and August 5, 2004. The notes are redeemable at 100.0% of their principal amount, plus accrued interest prior to their maturity at the option of the issuer on the second and third interest payment dates and in other limited circumstances, including for tax reasons. The notes are listed on the Luxembourg Stock Exchange.

        Additional debt issuances—In September 2003, the Group entered into a $100.0 million U.S. dollar denominated loan facility agreement with Credit Suisse First Boston International. The facility was fully drawn in September 2003. The proceeds were used for general corporate purposes including dividends. Amounts outstanding under the loan facility agreement bear interest at LIBOR +2.25% per annum.

        In September 2003, the Group also entered into a $100.0 million U.S. dollar denominated loan facility agreement with ING Bank (Eurasia) ZAO and ING (Ireland) Limited. The facility was fully drawn in September 2003. The proceeds were used for capital expenditures. Amounts outstanding under the loan facility agreement bear interest at LIBOR +2.25% per annum.

        In September 2003, UMC entered into a $60.0 million unsecured syndicated credit facility with ING Bank (Eurasia) ZAO, ZAO Standard Bank and Commerzbank Aktiengesellschaft with an interest rate of LIBOR + 4.15%. The loan is guaranteed by MTS and matures on September 12, 2006. The proceeds will be used by UMC to refinance its existing indebtedness. As of the date of these financial statements, UMC had $48.0 million outstanding under this facility.

        In September 2003, MTS' Board of Directors approved the issuance of $400.0 million notes on the Luxembourg Stock Exchange. The notes are expected to be issued during October 2003.

        Acquisitions of various companies—In August 2003, the Group reached an agreement to acquire, in a series of related transactions, equity interests in five Russian regional mobile phone operators from

MCT Corporation for a total of $71.0 million. The Group agreed to purchase 43.7% stake in Uraltel and 100.0% of Vostok Mobile BV, which holds a 50.0% stake in Primtelefon. The Group also agreed to purchase Vostok Mobile South, which holds 50.0% stakes in Astrakhan Mobile and Volgograd Mobile, as well as an 80.0% stake in Mar Mobile GSM. The Group also entered to agreements to acquire the reminaing 20.0% of Mar Mobile GSM and another 2.95% stake in Uraltel from existing shareholders unrelated to MCT Corporation for approximately $1.0 million.

        On August 13, 2003, the Group's wholly owned subsidiary, Telecom-900, completed the purchase of the 43.7% and 2.95% stakes in Uraltel. The transaction increased Telecom-900's ownership in Uraltel to 99.85%. On August 26, 2003, the Group completed the acquisition of Vostok Mobile BV.

        Acquisition of Sibchallenge—On August 22, 2003, MTS completed the purchase of 100.0% of Sibchallenge, a cellular operator in the Krasnoyarsk region, for cash consideration of $45.4 million and assumed net debt of approximately $9.4 million. Sibchallenge holds licenses to provide GSM 900/1800 and DAMPS mobile services in the Krasnoyarsk region of Siberia, the Republic of Hakasiya, and in the Taimyr Autonomous region, all which are located in the Siberian part of Russia. The purchase price allocation for the acquisition of Sibchallenge was not finalized at the date of these financial statements.

        Acquisition of Tomsk Cellular Communications—In September 2003, MTS purchased 100.0% of Siberian operator Tomsk Cellular Communications ("Tomsk") for cash consideration of $47.0 million. Tomsk operates a GSM 900/1800 network in eastern Siberia. The purchase price allocation for the acquisition of Tomsk was not finalized at the date of these financial statements.

        Acquisition of minority interest in Kuban GSM—In September 2003, the Group acquired 100.0% of Kubtelesot for cash consideration of $107.0 million. Kubtelesot owns 43.7% of CSJC Kuban GSM ("Kuban"), and the Group's purchase of this stake increased its ownership in Kuban to 100.0%. Kuban holds licenses to provide GSM 900/1800 mobile services in Adygeya Republic and Krasnodar region. The purchase price allocation for the acquisition of Kuban was not finalized at the date of these financial statements.

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Exhibit 99.3